McCormick & Company, Incorporated

24 Schilling Road, Suite 1

Hunt Valley, Maryland 21031

September 25, 2020

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	McCormick & Company, Incorporated
Registration Statement on Form S-3 (File No. 333-249055)
Form RW - Application for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), McCormick & Company, Incorporated (the “Registrant”), hereby requests the immediate withdrawal of its Registration Statement on Form S-3 (File No. 333-249055) (the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”) on September 25, 2020. The Registrant is requesting withdrawal of the Registration Statement because of a filing error relating to the EDGAR coding. The Registration Statement was incorrectly filed as form type S-3, and should instead have been filed as form type S-3ASR.

Accordingly, the Registrant is requesting that the Registration Statement (Accession No. 0001193125-20-254546), be withdrawn, and the Registrant expects to re-file an identical registration statement as form type S-3ASR.

The Company confirms that the Registration Statement was not declared effective and no securities have been sold pursuant to the Registration Statement.

If you have questions regarding our request for withdrawal, please contact C. Alex Bahn of Hogan Lovells US LLP at (202) 637-6832.

Sincerely,

McCORMICK & COMPANY, INCORPORATED

By:	/s/ Jeffery D. Schwartz
Name:	Jeffery D. Schwartz
Title:	Vice President, General Counsel & Secretary